David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
EC03T / 526 S. Church Street
Charlotte, NC 28202

Mailing Address:
P.O. Box 1006
Charlotte, NC 28201-1006

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

July 1, 2010

VIA EDGAR

H. Christopher Owings

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Duke Energy Corporation

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Definitive Proxy Statement on Schedule 14A

Filed March 22, 1010

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2010

Filed May 7, 2010

File No. 001-32853

Dear Mr. Owings:

On behalf of Duke Energy Corporation, we have the following response to your comment letter dated June 7, 2010 relating to Duke Energy Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”), its Definitive Proxy Statement on Schedule 14A filed March 22, 2010 (the “Proxy Statement”), and its Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2010 (the “10-Q”).

For your convenience, we have included the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) below in bold followed by the Company’s corresponding response.

July 1, 2010

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1.              We note that you have incorporated by reference portions of your Part III information to your proxy statement for your annual meeting.  Please revise your cover page to include an incorporation by reference section, list the documents being incorporated by reference, and indicate the portion of the Form 10-K into which they are incorporated.  Refer to Form 10-K.

In future annual report filings on Form 10-K, beginning with the Annual Report on Form 10-K for the year ended December 31, 2010, the Company will revise its cover page to include an incorporation by reference section as required by the instructions to Form 10-K.

Item 1. Business, page 3

Executive Officers of Duke Energy, page 22

2.              We note your disclosure regarding Mr. Jamil’s business experience, specifically that he assumed his positions as Chief Generation Officer and Chief Nuclear Officer in 2009 and 2008, respectively, and that, prior to such time, he served as Senior Vice President, Nuclear Support of Duke Energy Carolinas, LLC from March 2007.  Please revise your disclosure regarding Mr. Jamil to indicate his business experience from 2005 to 2007, so that your disclosure covers his business experience for the past five years.  Refer to Item 401(e) of Regulation S-K.

In future annual report filings on Form 10-K, beginning with the Annual Report on Form 10-K for the year ended December 31, 2010, the Company will ensure that the disclosures of Executive Officers covers their business experience for the past five years as required by Item 401(e) of Regulation S-K.

Item 3.  Legal Proceedings, page 30

3.              We note that you have provided a cross reference to Notes 4 and 16 to the financial statements; however, it is unclear whether you have provided all the information required by Item 103 of Regulation S-K.  For example, there is no disclosure regarding the amount of damages sought under Hurricane Katrina Lawsuit” or the name of the court or agency in which the proceedings are pending under “Alaskan Global Warming Lawsuit.”  Please clarify whether the Item 103 disclosure is set forth under “Environmental” and “Litigation” under Note 16.  Also, for each material pending legal proceeding, please ensure that you have provided for the information required by Item 103 of Regulation S-K, such as the

July 1, 2010

name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought (including the amount of damages sought, if any).  Also include in your disclosure any proceedings required to be described as set forth in instruction 5 to Item 103.

In all future filings, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2010, the Company will ensure that the disclosure under Legal Proceedings includes all information required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding, and the relief sought (including the amount of damages sought, if any).  The Company will also clarify that the Item 103 disclosure is set forth under “Litigation” under the applicable Note.

4.              We note your “Asbestos-related Injuries and Damages Claims” disclosure under Note 16 to the financial statements.  Please provide the information required by Item 103 of Regulation S-K and quantify the amount of damages sought in these claims.  If some of the claimants in the asbestos litigation do not assert any specific amount of damages, please disclose the number of these claims and disclose the range of damages asserted by all other claimants.  For example, “X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $,” etc.

In future filings, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2010, the Note 16 disclosure regarding “Asbestos-related Injuries and Damages Claims” will be revised to add the following language to the end of the first paragraph.

“As of June 30, 2010, there were 373 asserted claims for non-malignant cases with the cumulative relief sought of up to $91 million, and 159 asserted claims for malignant cases with the cumulative relief sought of up to $41 million.  Based on our experience, we expect that the ultimate resolution of most of these claims likely will be less than the amount claimed.”

Item 4.  Submission of Matters to a Vote of Security Holders, page 30

5.              Please note that this Item has been removed and reserved.  Please confirm that you will revise your future annual reports to conform with the requirements of Form 10-K.

In future annual report filings on Form 10-K, beginning with the Annual Report on Form 10-K for the year ended December 31, 2010, the Company will revise its disclosure to conform with the requirements of Form 10-K.

July 1, 2010

Item 9A.  Controls and Procedures, page 154

6.              We note your disclosure that you have “evaluated changes in internal control over financial reporting . . . that occurred during the fiscal quarter ended December 31, 2009 and, other than the fourth quarter system changes described below, have concluded that no change has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.”  Rather than state that there were no changes other than those described, please revise your disclosure to state that there were changes that materially affected your internal control over financial reporting and refer readers to the discussion of those changes.  Please note that this comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2010.

In future filings, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2010, the Item 9A disclosure will be revised as recommend by the Staff.

Item 15.  Exhibits, Financial Statements

7.              With respect to Exhibits 2.1 and 2.2, please include an agreement to furnish us with any omitted schedule or exhibit upon request.  Refer to Item 601(b)(2) of Regulation S-K.

In future annual report filings on Form 10-K, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, the Company will include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request in accordance with Item 601(b)(2) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 5

8.              We note your disclosure that “Ms. Gray has served as a director for various public companies, including Duke Energy Corporation, for a number of years.”  Please confirm, if true, that this disclosure represents all of the directorships in public companies held by Ms. Gray in the last five years or, if not true, that you will revise your disclosure to include all such directorships.  Refer to Item 401(e)(2) of Regulation S-K.

The disclosure on page 7 regarding Ms. Gray lists her as a current director of The Phoenix Companies, Inc. and a former director of Elan Corporation, plc.  This disclosure accurately represents all of the directorships in public companies held by Ms. Gray in the last five years, as required pursuant to Item 401(e)(2) of Regulation S-K.  All other directorships held by Ms. Gray were not in the required five-year time period.

July 1, 2010

Security Ownership of Certain Beneficial Owners and Management, page 40

9.              Please revise to provide the full mailing, residence or business address of each beneficial owner of more than five percent of any class of your voting securities.  Refer to Item 403(a) of Regulation S-K.

In all future proxy statements, when applicable, the Company will provide the full mailing, residence or business address of each beneficial owner of more than five percent of any class of the Company’s voting securities.

Compensation Discussion and Analysis, page 49

Setting Executive Compensation Levels, page 50

10.       We note that one of the market data sources used by the compensation committee in evaluating your executive compensation levels is the Philadelphia Utility Index.  Please disclose the companies that comprise this Index.

The Company discusses two types of indices in the Compensation Discussion and Analysis (“CD&A”):  (a) proprietary indices, whose component members are not readily available to the public, and (b) public indices, whose component members are readily available to the public.  The Company has identified, in the appendix to its 2010 proxy statement, each component member of the proprietary indices that are mentioned in the CD&A (i.e., the Towers Perrin CDB Energy Services Executive Compensation Database and the Towers Perrin CDB General Industry Executive Compensation Database).  Because the Philadelphia Utility Index is a public index, and therefore the identity of its component companies is readily accessible to the public, the Company did not disclose each component member of this index.

Short-Term Incentive Compensation, page 54

11.       We note that the short term incentive compensation is based on the corporate objectives listed in the table.  Please explain how you calculated these objectives.  Also disclose whether these measures were adjusted and, if so, explain how these adjustments were calculated.  See Instruction 5 to Item 402(b) and Item 402(b)(2)(vi) Compensation on page 59.

The Company’s short-term incentive plan (“STI Plan”) and long-term incentive plan (“LTI Plan”) are based on a number of corporate objectives, and the terms of the plans vary from year to year.  With respect to the plans described in the Company’s 2010 proxy statement, assuming plans with similar corporate objectives are implemented in future years, following is a description of the Company’s disclosures

July 1, 2010

of these plans including the changes that the Company proposes be made in future proxy statements.

a.              Adjusted Diluted EPS.   As explained on page 69 of the Company’s 2010 proxy statement, the STI Plan includes an objective that is based on adjusted diluted earnings per share (“EPS”), which is calculated by making certain adjustments to the Company’s reported diluted EPS from continuing operations, as determined under generally accepted accounting principles (“GAAP”).  The types of items for which adjustments are made include the following: gains and losses on asset sales, changes in accounting principles, enterprise-wide restructuring charges, severance expenses, asset impairments, mark-to-market impacts, losses associated with certain guarantees and surety bonds, discontinued operations, unanticipated non-recurring reserve accruals and reversals, costs to achieve mergers, impact of pre-funding of capital expenditures and acquisitions.  In addition, the pre-established performance targets are adjusted for operating earnings associated with the sale of certain assets.

b.              O&M Expense.  As explained on page 69 of the Company’s 2010 proxy statement, the STI Plan includes an objective that is based on operations and maintenance expense (“O&M”), which is equal to the O&M as reported on the Company’s monthly management report, excluding expenses recovered through rate riders and adjusted for the same items that are taken into account for purposes of determining adjusted diluted EPS, as well as by maintaining all components of employee incentives at target and foreign exchange rate changes at the rates indicated in the business plan.

c.               Reliability.  As explained on page 55 of the Company’s 2010 proxy statement, the STI Plan contains six equally-weighted reliability measures.  The Company will provide a brief description of each measure, including how they are calculated, in future proxy statements.

d.              TSR.  As explained on pages 59-61 of the Company’s 2010 proxy statement, the LTI Plan contains a measure based on total shareholder return (“TSR”).  In future proxy statements, the Company will explain that TSR is the change, expressed as a percentage, in the fair market value of an initial investment in common stock, over a specified period, with dividends reinvested.

e.               CAGR of EPS.  As explained on pages 60-61 of the Company’s 2010 proxy statement, the LTI Plan contains a measure based on the compounded annual growth rate (“CAGR”) of adjusted diluted EPS.  In future proxy statements, the Company will

July 1, 2010

explain that adjusted diluted EPS, for this purpose, is calculated in the same manner as it is calculated for purposes of the STI Plan.

f.                ROE. As explained on page 61 of the Company’s 2010 proxy statement, the LTI Plan contains a measure based on return on equity (“ROE”).  In future proxy statements, the Company will explain that ROE is calculated based on the average of the annual ROEs (determined on a quarterly basis) earned by the Company during the applicable performance period and that each annual ROE is calculated by dividing adjusted net income by average shareholders’ equity.  The Company will also explain that its adjusted net income is calculated based on a methodology that is similar to the methodology for calculating adjusted diluted EPS for purposes of the STI Plan, and average shareholders’ equity is calculated by reference to shareholders’ equity as reported on the Company’s balance sheet, excluding goodwill and the impact, if any, of the pre-funding of an acquisition.

The Compensation Committee of the Board of Directors of the Company reserves discretion to reduce payments under the STI Plan, and payments under the LTI Plan to the extent such payments are attributable to measures that are calculated by reference to STI Plan measures.   The Compensation Committee has not exercised such discretion in recent years, but if such discretion is exercised in the future, the Company would describe it in future proxy statements.

Potential Payments Upon Termination or Change of Control, page 85

12.       Please explain the specific circumstances that would trigger payments under a change in control.  See Item 402(i)(l) of Regulation S-K.

In the event of a “change in control” (“CIC”), the Company provides enhanced or accelerated benefits to the named executive officers under the following arrangements.

a.              CIC Agreements.  Each named executive officer, other than the Chief Executive Officer (“CEO”) (who is discussed below), has been provided with a CIC Agreement, as described in detail on pages 86-87 of the Company’s 2010 proxy statement.  The occurrence of a CIC would trigger payments under the CIC Agreements only upon the following specific circumstances:  the occurrence of a CIC and the involuntary termination of the executive’s employment without “cause” or voluntary termination for “good reason,” within two years of the CIC.  The Company has described these triggering events, and has provided detailed descriptions of the definitions of “cause” and “good

July 1, 2010

reason,” on page 87 of its 2010 proxy statement.  In addition, in future proxy statements, the Company will provide a detailed description of the definition of “change in control.”

b.              Long-Term Incentive Compensation / Equity Awards.  The Company has historically granted separate equity awards each year to its named executive officers, other than the CEO (who is discussed below), and the terms of the awards vary from year to year.  In general, the equity awards provide for enhancements in the context of a CIC only upon the following specific circumstances:  (i) with respect to phantom stock awards, the occurrence of a CIC and involuntary termination of employment without “cause” or voluntary termination for “good reason,” within two years of the CIC and (ii) with respect to performance share awards, the occurrence of a CIC.  These triggering events are referenced on page 88 of the 2010 proxy statement.  In addition, in future proxy statements, the Company will provide a detailed description of the definitions of “cause,” “good reason” and “change in control.”

c.               CEO Compensation.  The Company’s CEO is compensated primarily through annual grants of equity awards, and he is not entitled to any cash severance in the event of a CIC.  The equity awards provide for enhancements in the context of a CIC only upon the occurrence of a CIC and involuntary termination of employment without “cause” or voluntary termination for “good reason” or “retirement,” generally within two years of the CIC.  These triggering events are referenced on page 86 of the 2010 proxy statement, including the definitions of “cause” and “good reason.”  In addition, in future proxy statement, the Company will provide a detailed description of the definitions of “change in control” and “retirement.”

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2010

Item 1A.  Risk Factors, page 82

13.       Please delete the last sentence of this paragraph in which you state that other unknown or immaterial risks may also impair your business operations.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

In future filings, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2010, the Company will delete the sentence stating that other unknown or immaterial risks may also impair the Company’s operations.

July 1, 2010

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 382-3477 with any questions regarding the foregoing.

Very truly yours,

/s/ David S. Maltz
David S. Maltz
Vice President, Legal and Assistant Corporate Secretary

Cc:	James E. Rogers, Chairman, President and Chief Executive Officer
Steven K. Young, Senior Vice President and Controller